Exhibit 99.4

FORM OF LETTER

STEREOTAXIS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders of Stereotaxis, Inc.

[ — ], 2013

Dear Stockholder:

This letter is being distributed by Stereotaxis, Inc. (“Stereotaxis”) to all holders of record of shares of its common stock, par value $0.001 per share (the “Common Stock”), at 5:00 p.m., New York City time, on [ — ], 2013 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the accompanying offering prospectus covering the Rights and the shares of Common Stock issuable upon their exercise dated [ — ], 2013 (the “Prospectus”).

In the Rights Offering, Stereotaxis is offering an aggregate of up to [ — ] shares of Common Stock, as described in the Prospectus. The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [ — ] 2013, unless extended (the “Expiration Time”).

As described in the Prospectus, you will receive a subscription right to purchase one-third of a share of Common Stock at a price of $3.00 per share (the “Subscription Price”) for each whole share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date.

You will be required to submit payment in full for all the shares you wish to buy with your Rights. Fractional Rights remaining after aggregating all of the Rights distributed to you will be rounded down to the nearest whole number. Any excess subscription payments received by Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agent”) will be returned, without interest, as soon as practicable.

The Rights are evidenced by a transferable Rights certificate (the “Rights Certificate”) registered in your name and will cease to have any value at the Expiration Time. The Rights are transferable during the course of the Rights Offering. If you purchase Rights in the open market or otherwise, and the Rights Offering is not completed, the purchase price paid for such Rights will not be returned to you.

Enclosed are copies of the following documents:

1. The Prospectus;

2. A Rights Certificate evidencing the Rights for which you are the holder of record;

3. Instructions as to the Use of Stereotaxis, Inc. Rights Certificates (including a Notice of Important Tax Information and Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9);

4. Notice of Guaranteed Delivery for Rights Certificates Issued by Stereotaxis; and

5. A return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., the Rights Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate (or Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures), with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Rights, to the Rights Agent, as indicated in the Prospectus. The Rights Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from the Rights Agent. The Rights Agent’s telephone number is (855) 300-4994. Any questions or requests for assistance concerning the rights offering should be directed to the Rights Agent.

Very truly yours,

Stereotaxis, Inc.